1 STATUTEN der On Holding AG mit Sitz in Zürich ARTICLES OF ASSOCIATION of On Holding AG with registered office in Zurich I. GRUNDLAGE I. INTRODUCTION Artikel 1 – Firma und Sitz Unter der Firma On Holding AG (On Holding SA) (On Holding Ltd) Article 1 – Company Name and Registered Office Under the company name of On Holding AG (On Holding SA) (On Holding Ltd) besteht mit Sitz in Zürich auf unbestimmte Dauer eine Aktiengesellschaft gemäss Art. 620 ff. des schweizerischen Obligatio- nenrechts (OR) (die "Gesellschaft"). a stock corporation according to art. 620 et seqq. of the Swiss Code of Obligations (CO) with registered office in Zurich exists for an un- limited period of time (the "Company"). Artikel 2 – Zweck Article 2 – Purpose Die Gesellschaft bezweckt den Erwerb, das Halten, die Verwaltung und die Veräusserung von Beteiligungen an Gesellschaften aller Art in der Schweiz und im Ausland. The purpose of the Company is the acquisition, holding, management and sale of participations in companies of all kinds in Switzerland and abroad. Die Gesellschaft kann ausserdem alle Ge- schäfte abschliessen und Vereinbarungen ein- gehen, die dem Gesellschaftszweck dienen oder in direktem Zusammenhang damit ste- hen. The Company may also carry out any and all transactions and enter into any and all agree- ments which directly or indirectly serve its cor- porate purpose or are directly related thereto. Die Gesellschaft kann ihren direkten oder indi- rekten Muttergesellschaften sowie deren oder ihren direkten oder indirekten Tochtergesell- The Company may grant loans or provide other kind of financing to its direct or indirect parent company and its or the parent company's direct or indirect subsidiaries and may grant security of schaften Darlehen oder andere Finanzierungen gewähren und für Verbindlichkeiten von solchen anderen Gesellschaften Sicherheiten aller Art stellen, einschliesslich mittels Pfandrechten an oder fiduziarischen Übereignungen von Aktiven der Gesellschaft oder Garantien jedwelcher Art, ob gegen Entgelt oder nicht.

all kind for obligations of those companies, including by means of pledges over or fiduciary transfers of assets of the Company or by means of guarantees of any kind, with or without compensation.

Die Gesellschaft kann Zweigniederlassungen und Tochtergesellschaften in der Schweiz und im Ausland errichten und Grundstücke erwerben, halten, verwalten und veräussern.

The Company may set up branch offices and subsidiaries in Switzerland and abroad and acquire, manage, hold and sell real estate.

Die Gesellschaft kann Patente, Lizenzen, Marken und technische und industrielle Kenntnisse erwerben, verwalten, übertragen, veräussern und lizenzieren.

The Company may acquire, manage, transfer, sell and license patents, licenses, trademarks and technical and industrial knowledge.

II. KAPITAL

II. SHARE CAPITAL

Artikel 3 – Aktienkapital und Aktien

Article 3 – Share Capital and Shares

Das Aktienkapital beträgt CHF 33'699'941.40 und ist eingeteilt in 302'455'664 Namenaktien mit einem Nennwert von je CHF 0.10 (die "**Klasse A Aktien**") und in 345'437'500 Namenaktien mit einem Nennwert von je CHF 0.01 (Stimmrechtsaktien) (die "**Klasse B Aktien**").

The share capital amounts to CHF 33,699,941.40 and is divided into 302,455,664 registered shares with a nominal value of CHF 0.10 each (the "**Class A Shares**") and in 345,437,500 registered shares with a nominal value of CHF 0.01 each (voting right shares) (the "**Class B Shares**").

Das Aktienkapital ist zu 100 % liberiert.

The share capital is paid in at 100 %.

Artikel 3a – Bedingtes Aktienkapital

Article 3a – Conditional Share Capital

Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 1'004'246.10 erhöht durch Ausgabe von höchstens 10'042'461 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.10 (Klasse A Aktien), durch Ausübung von Rechten, die den Verwaltungsräten und externen Beratern, Dienstleistern und Vertriebspartnern der Gesellschaft oder der Konzerngesellschaften gewährt werden.

The share capital of the Company may be increased by the maximum amount of CHF 1,004,246.10 by issuing up to 10,042,461 fully paid-up registered shares with a nominal value of CHF 0.10 each (Class A Shares), upon exercise of rights that are given to members of the board of directors or independent consultants, service partners or sales agents of the Company or of affiliated companies.

Das Bezugsrecht der Aktionäre ist ausgeschlossen. Der Erwerb der Klasse A Aktien durch die Ausübung von Rechten und die weitere Übertragung der Klasse A Aktien unterliegen den Übertragungs-beschränkungen gemäss Art. 5 der Statuten.

The shareholders' statutory subscription rights are excluded. The acquisition of Class A Shares through the exercise of rights and the further transfer of the Class A Shares are subject to the transfer restrictions pursuant to Art. 5 of the articles of association.

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Artikel 3b – Kapitalband für Klasse A Aktien

Die Gesellschaft verfügt über ein Kapitalband für Klasse A Aktien zwischen CHF 27'745'566.40 (untere Grenze) und CHF 32'745'566.40 (obere Grenze). Der Verwaltungsrat ist im Rahmen des Kapitalbands für Klasse A Aktien ermächtigt, bis zum 25. Mai 2028 oder bis zu einem früheren Dahinfallen des Kapitalbands für Klasse A Aktien das Aktienkapital einmal oder mehrmals und in beliebigen Beträgen zu erhöhen oder herabzusetzen. Die Kapitalerhöhung oder -herabsetzung kann durch Ausgabe von bis zu 25'000'000 voll zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.10 (Klasse A Aktien) bzw. Vernichtung von bis zu 25'000'000 Namenaktien mit einem Nennwert von je CHF 0.10 (Klasse A Aktien) oder durch eine Erhöhung bzw. Herabsetzung der Nennwerte der bestehenden Namenaktien im Rahmen des Kapitalbands oder durch gleichzeitige Herabsetzung und Wiedererhöhung erfolgen.

Im Falle einer Kapitalerhöhung legt der Verwaltungsrat die Anzahl Aktien, den Ausgabebetrag, die Art der Einlagen, den Zeitpunkt der Ausgabe, die Bedingungen der Bezugsrechtsausübung und den Beginn der Dividendenberechtigung fest. Dabei kann der Verwaltungsrat neue Aktien mittels Festübernahme durch eine Bank oder einen anderen Dritten und anschliessendem Angebot an die bisherigen Aktionäre ausgeben. Der Verwaltungsrat ist ermächtigt, den Handel mit Bezugsrechten zu beschränken oder auszuschliessen. Nicht ausgeübte Bezugsrechte kann der Verwaltungsrat verfallen lassen oder diese bzw. die Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, zu Marktkonditionen platzieren oder anderweitig im Interesse der Gesellschaft verwenden.

Der Verwaltungsrat ist ermächtigt, die Bezugsrechte der Aktionäre in Bezug auf die unter diesem Art. 3b auszugebenden Aktien zu entziehen oder zu beschränken und einzelnen Aktionären, Dritten, der Gesellschaft oder Konzerngesellschaften zuzuweisen:

Article 3b – Capital Band for Class A Shares

The Company has a capital band for Class A Shares between CHF 27,745,566.40 (lower limit) and CHF 32,745,566.40 (upper limit). Within the capital band for Class A Shares, the board of directors is authorized to increase or reduce the share capital once or several times and in any amounts until May 25, 2028 or until an earlier expiry of the capital band for Class A Shares. The capital increase or reduction may be effected by issuing up to 25,000,000 fully paid registered shares with a par value of CHF 0.10 each (Class A Shares) or by cancelling up to 25,000,000 registered shares with a par value of CHF 0.10 each (Class A Shares) or by increasing or reducing the par value of the existing registered shares within the capital band or by a combined capital reduction and capital increase.

In the event of a capital increase, the board of directors shall determine the number of shares, the issue price, the type of contributions, the time of issue, the conditions for exercising subscription rights and the start of dividend entitlement. The board of directors may issue new shares by means of a firm underwriting by a bank or another third party and a subsequent offer to the existing shareholders. The board of directors is authorized to restrict or exclude trading in subscription rights. The board of directors may allow subscription rights which have not been exercised to lapse or place them or the shares for which subscription rights have been granted but not exercised at market conditions or use them otherwise in the interest of the Company.

The board of directors is authorized to withdraw or restrict subscription rights of existing shareholders with regard to shares to be issued according to this Art. 3b and to allocate such rights to single shareholders, third parties, the Company or any of its group companies:

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(a) wenn der Ausgabebetrag der neuen Aktien unter Berücksichtigung des Marktpreises festgesetzt wird; oder

(b) für die Übernahme von Unternehmen, Unternehmensteilen oder Beteiligungen oder für die Finanzierung oder Refinanzierung solcher Transaktionen oder die Finanzierung von neuen Investitionsvorhaben der Gesellschaft oder ihrer Konzerngesellschaften, einschliesslich dem Erwerb von Produkten, Immaterialgüterrechten, oder Lizenzen; oder

(c) zum Zwecke der Erweiterung des Aktionärskreises in bestimmten geographischen, Finanz- oder Investoren-Märkten, zur Beteiligung von strategischen Partnern, oder im Zusammenhang mit der Kotierung von neuen Aktien an inländischen oder ausländischen Börsen; oder

(d) für die Einräumung einer Mehrzuteilungsoption (*Greenshoe*) oder einer Option zur Zeichnung von zusätzlichen Aktien an die betreffenden Erstkäufer oder Festübernehmer im Rahmen einer Aktienplatzierung oder eines Aktienverkaufs; oder

(e) für die Beteiligung von Mitgliedern des Verwaltungsrates, Mitgliedern der Geschäftsleitung, Mitarbeitern, Beauftragten, Beratern oder anderen Personen, die für die Gesellschaft oder eine ihrer Konzerngesellschaften Leistungen erbringen; oder

(f) für eine rasche und flexible Kapitalbeschaffung, welche ohne den Ausschluss der Bezugsrechte der bisherigen Aktionäre nicht, oder nur mit grossen Umständen oder Verspätung oder zu wesentlich schlechteren Bedingungen möglich wäre.

Die Zeichnung und der Erwerb der Klasse A Aktien und die weitere Übertragung der Klasse A Aktien unterliegen den Übertragungs-beschränkungen gemäss Art. 5 der Statuten.

(a) if the issue price of the new shares is determined by reference to the market price; or

(b) for the acquisition of companies, part(s) of companies or participations, or for the financing or refinancing of any of such transactions or the financing of new investment projects of the Company or any of its group companies, including the acquisition of products, intellectual properties or licenses; or

(c) for purposes of broadening the shareholder constituency of the Company in certain geographic, financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of new shares on domestic or foreign stock exchanges; or

(d) for purposes of granting an over-allotment option (Greenshoe) or an option to subscribe for additional shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

(e) for the participation of members of the board of directors, members of the executive committee, employees, contractors, consultants, or other persons performing services for the benefit of the Company or any of its group companies; or

(f) for raising capital in a fast and flexible manner, which would not be possible, or might only be possible with great difficulty or delays or at significantly less favorable conditions, without the exclusion of the pre-emptive rights of existing shareholders.

The subscription and acquisition of Class A Shares and the further transfer of the Class A Shares are subject to the transfer restrictions pursuant to Art. 5 of the articles of association.

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Erhöht sich das Aktienkapital aufgrund einer bedingten Kapitalerhöhung aus dem bedingten Kapital für Klasse A Aktien, so erhöhen sich die obere und die untere Grenze des Kapitalbands für Klasse A Aktien entsprechend dem Umfang der Erhöhung des aus Klasse A Aktien bestehenden Aktienkapitals.

If the share capital is increased out of the conditional capital for Class A Shares, the upper and lower limits of the capital band for Class A Shares shall increase in an extent corresponding to the increase of the share capital consisting of Class A Shares.

Bei einer Herabsetzung des Aktienkapitals im Rahmen des Kapitalbands für Klasse A Aktien legt der Verwaltungsrat, soweit erforderlich, die Verwendung des Herabsetzungsbetrages fest. Der Verwaltungsrat kann den Herabsetzungsbetrag auch zur teilweisen oder vollständigen Beseitigung einer Unterbilanz im Sinne von Art. 653p OR verwenden oder das Aktienkapital im Sinne von Art. 653q OR gleichzeitig herabsetzen und mindestens auf den bisherigen Betrag erhöhen.

In the event of a reduction of the share capital within the capital band for Class A Shares, the board of directors shall, if necessary, determine the use of the reduction amount. The board of directors may also use the reduction amount for the partial or complete elimination of a negative net worth within the meaning of art. 653p CO or reduce the share capital within the meaning of art. 653q CO and increase it simultaneously at least to the previous amount.

Artikel 3c – Kapitalband für Klasse B Aktien

Article 3c – Capital Band for Class B Shares

Die Gesellschaft verfügt über ein Kapitalband für Klasse B Aktien zwischen CHF 3'454'375 (untere Grenze) und CHF 3'612'500 (obere Grenze). Der Verwaltungsrat ist im Rahmen des Kapitalbands für Klasse B Aktien ermächtigt, bis zum 25. Mai 2028 oder bis zu einem früheren Dahinfallen des Kapitalbands für Klasse B Aktien das Aktienkapital einmal oder mehrmals und in beliebigen Beträgen zu erhöhen. Die Kapitalerhöhung kann durch Ausgabe von bis zu 15'812'500 voll zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.01 (Stimmrechtsaktien) (Klasse B Aktien) oder durch eine Erhöhung der Nennwerte der bestehenden Namenaktien im Rahmen des Kapitalbands erfolgen.

The Company has a capital band for Class B Shares between CHF 3,454,375 (lower limit) and CHF 3,612,500 (upper limit). Within the capital band for Class B Shares, the board of directors is authorized to increase the share capital once or several times and in any amounts until May 25, 2028 or until an earlier expiry of the capital band for Class B Shares. The capital increase may be effected by issuing up to 15,812,500 fully paid registered shares with a par value of CHF 0.01 each (voting right shares) (Class B Shares) or by increasing the par value of the existing registered shares within the capital band.

Der Verwaltungsrat legt die Anzahl Aktien, den Ausgabebetrag, die Art der Einlagen, den Zeitpunkt der Ausgabe, und den Beginn der Dividendenberechtigung fest. Dabei kann der Verwaltungsrat neue Aktien mittels Festübernahme durch eine Bank oder einen anderen Dritten und anschliessenden Angebots an die bisherigen Aktionäre ausgeben.

The board of directors shall determine the number of shares, the issue price, the type of contributions, the time of issue, the conditions for exercising subscription rights and the start of dividend entitlement. The board of directors may issue new shares by means of a firm underwriting by a bank or another third party and a subsequent offer to the existing shareholders.

Der Verwaltungsrat ist ermächtigt, die Bezugsrechte der Aktionäre in Bezug auf die unter

The board of directors is authorized to withdraw or restrict subscription rights of existing

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diesem Art. 3c auszugebenden Aktien zu entziehen oder zu beschränken und einzelnen Aktionären, Dritten, der Gesellschaft oder Konzerngesellschaften zuzuweisen für die Beteiligung von Mitgliedern des Verwaltungsrates und Mitgliedern der Geschäftsleitung der Gesellschaft oder einer ihrer Konzerngesellschaften.

shareholders with regard to shares to be issued according to this Art. 3c and to allocate such rights to single shareholders, third parties, the Company or any of its group companies for the participation of members of the board of directors or members of the executive committee of the Company or any of its group companies.

Die Zeichnung und der Erwerb der Klasse B Aktien und die weitere Übertragung der Klasse B Aktien unterliegen den Übertragungsbeschränkungen gemäss Art. 6 der Statuten.

The subscription and acquisition of Class B Shares and the further transfer of the Class B Shares are subject to the transfer restrictions pursuant to Art. 6 of the articles of association.

Erhöht sich das Aktienkapital aufgrund einer bedingten Kapitalerhöhung aus bedingtem Kapital für Klasse B Aktien, so erhöht sich die Obergrenze des Kapitalbands für Klasse B Aktien entsprechend dem Umfang der Erhöhung des aus Klasse B Aktien bestehenden Aktienkapitals.

If the share capital is increased out of any conditional capital for Class B Shares, the upper limit of the capital band for Class B Shares shall increase in an extent corresponding to the increase of the share capital consisting of Class B Shares.

Artikel 4 – Form der Aktien

Die Gesellschaft kann ihre Namenaktien als Einzelurkunden, Globalurkunden, einfache Wertrechte im Sinne des OR (in der jeweils geltenden Fassung), oder als Bucheffekten ausgestalten.

Bucheffekten und Sicherheiten an Bucheffekten können nicht mittels Abtretung übertragen oder begründet werden. Werden nicht verurkundete Aktien durch Abtretung übertragen, bedarf diese zur Gültigkeit der Anzeige an die Gesellschaft.

Nachdem er im Aktienbuch eingetragen worden ist, kann der Aktionär von der Gesellschaft jederzeit die Ausstellung einer Bescheinigung über die in seinem Eigentum stehenden Aktien verlangen. Der Aktionär hat jedoch keinen Anspruch auf Druck und Auslieferung von Aktienurkunden oder Aktienzertifikate oder auf die Umwandlung der Namenaktien von einer Form in eine andere. Die Gesellschaft kann demgegenüber jederzeit Urkunden für Namenaktien (Einzelurkunden oder Zertifikate über eine Mehrzahl von Aktien) ausstellen und ausliefern und mit der Zustimmung des Aktionärs ausgegebene Urkunden, die bei ihr eingeliefert werden, ersatzlos annullieren.

Article 4 – Form of the Shares

The Company may issue its registered shares in the form of single certificates, global certificates, simple uncertificated securities within the meaning of the CO (as amended from time to time), or intermediated securities.

Intermediated securities and security interest in any such intermediated securities, cannot be transferred or granted by way of assignment. If uncertificated securities are transferred by way of assignment, such assignment must be notified to the Company to be valid.

Upon its registration with the share register, a shareholder may at any time request from the Company to issue a written confirmation of the registered shares held by such shareholder. However, the shareholder has no right to request the issue and delivery of share certificates nor the conversion of the registered shares issued in one form into another form. The Company may, however, at any time issue and deliver certificates for registered (single certificates or global certificates) and, with the consent of the shareholder, delete without replacement issued share certificates, which have been returned to it.

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Vorbehältlich des anwendbaren Rechts, kann die Gesellschaft jederzeit ohne Zustimmung der Aktionäre ihre Namenaktien von einer Form in eine andere Form umwandeln. Die Gesellschaft trägt alle mit einer solchen Umwandlung verbundenen Kosten.

Subject to applicable law, the Company may convert its registered shares from one form into another form at any time and without the approval of the shareholders. The Company shall bear the cost associated with any such conversion.

Artikel 5 – Aktienbuch und Beschränkung der Eintragung, Nominees

Die Gesellschaft führt ein Aktienbuch, in welches die Eigentümer, Nutzniesser und Nominees der Namenaktien mit Namen, Adresse und Staatsangehörigkeit (bei juristischen Personen der Sitz) eingetragen werden.

Im Verhältnis zur Gesellschaft wird als Aktionär, Nutzniesser oder Nominee nur anerkannt, wer im Aktienbuch eingetragen ist. Die Gesellschaft anerkennt nur einen Vertreter pro Namenaktie.

Erwerber von Aktien werden auf Gesuch hin gegen Nachweis des Erwerbes oder der Begründung einer Nutzniessung als Aktionär mit Stimmrecht im Aktienbuch eingetragen, falls sie ausdrücklich erklären, dass sie die Aktien in eigenem Namen und für eigene Rechnung halten, dass keine Vereinbarung über die Rücknahme oder die Rückgabe entsprechender Aktien besteht und dass sie das mit den Aktien verbundene wirtschaftliche Risiko tragen. Das Gesuch um Eintragung im Aktienbuch kann auf elektronischem Weg gestellt werden.

Personen, die im Eintragungsgesuch nicht ausdrücklich erklären, die Aktien für eigene Rechnung zu halten (*Nominees*) werden ohne Weiteres bis maximal 3 % des im Handelsregister eingetragenen Aktienkapitals als Aktionär mit Stimmrecht im Aktienbuch eingetragen. Über diese Eintragungsgrenze hinaus werden Nominees als Aktionäre mit Stimmrecht im Aktienbuch eingetragen, wenn der betroffene Nominee die Namen, Adressen, Nationalitäten und Aktienbestände derjenigen wirtschaftlichen Berechtigten bekannt gibt, für deren Rechnung er 0.5 % oder mehr des ausstehenden Aktienkapitals hält.

Article 5 – Share Register and Restrictions on Registration, Nominees

The Company shall maintain a share register that lists the shareholders, usufructuaries and nominees of the registered shares with name, address and citizenship (registered office in case of a legal entity).

In relation to the Company, only those shareholders, usufructuaries or nominees registered in the share register shall be recognized as shareholders, usufructuaries or nominiees. The Company recognizes only one representative per registered share.

Acquirers of shares shall be registered in the share register as shareholders with voting rights upon their request if they expressly declare to have ac-quired these shares in their own name and for their own account, that there is no agreement on the redemption or the return of corresponding shares and that they bear the economic risk associated with the shares. The application for entry in the share register can be submitted electronically.

Persons, who do not expressly declare in the registration application, to hold the shares on their own account (Nominees) shall be registered as shareholders with voting rights in the share register up to a maximum of 3 % of the share capital set forth in the commercial register. For any shares in excess this registration threshold, Nominees shall be registered as shareholders with voting rights in the share register, if the concerned Nominee declares the names, addresses, nationalities and shareholdings of such beneficial owners for whose account it holds 0.5 % or more of the share capital set forth in the commercial register.

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Der Verwaltungsrat ist ermächtigt, mit Nominees Vereinbarungen über deren Meldepflichten abzuschliessen und im Einzelfall Ausnahmen von der Regelung im vorstehenden Abs. 4 dieses Artikels zu gewähren.

Der Verwaltungsrat kann Eintragungen im Aktienbuch mit Rückwirkung auf das Datum der Eintragung streichen, wenn diese durch falsche oder irreführende Angaben zustande gekommen sind. Er kann den betroffenen Aktionär oder Nominee vorgängig anhören. Der betroffene Aktionär oder Nominee ist über die Streichung umgehend zu informieren.

Der Verwaltungsrat trifft die zur Führung des Aktienbuches notwendigen Anordnungen und kann entsprechende Reglemente oder Richtlinien erlassen. Er kann seine Aufgaben delegieren.

Der Verwaltungsrat gibt in der Einladung zur Generalversammlung das für die Teilnahme- und Stimmberechtigung massgebende Stichdatum der Eintragung im Aktienbuch bekannt.

Artikel 6 – Übertragung der Aktien

Die Übertragung der Namenaktien mit einem Nennwert von je CHF 0.01 (Stimmrechtsaktien) (Klasse B Aktien) oder die Begründung einer Nutzniessung daran bedarf der Genehmigung durch den Verwaltungsrat.

Der Verwaltungsrat kann die Zustimmung aus wichtigen Gründen ablehnen. Als wichtiger Grund gilt das Fernhalten von Erwerbern, die ein Unternehmen betreiben, das mit der Gesellschaft in Konkurrenz steht, oder die an einem solchen Unternehmen beteiligt sind, von einem solchen angestellt oder sonst wie dafür tätig sind.

Der Verwaltungsrat kann die Zustimmung ohne Angabe von Gründen verweigern, wenn er im Namen der Gesellschaft dem Veräusserer der Aktien anbietet, die Aktien für deren Rechnung, für Rechnung anderer Aktionäre oder für Rechnung Dritter zum wirklichen Wert im Zeitpunkt des Gesuches zu übernehmen.

The board of directors is authorized to enter into agreement with the Nominees regarding their notifications obligations and to grant exceptions from the provision of paragraph 4 of this article in singular cases.

The board of directors may cancel registrations in the share register with retroactive effect as of the date of registration if such registration was made based on false or misleading information. The board of directors may hear the concerned shareholder or Nominee. The relevant shareholder or Nominee shall be promptly informed of the cancellation.

The board of directors shall regulate all issue the instructions necessary for the maintenance of the share register and may issue corresponding regulations or guidelines. The board of directors may delegate its duties.

The board of directors states in the invitation to the general meeting the cut-off date of the registration with the share register relevant for the participation and voting rights.

Article 6 – Transfer of Shares

The transfer of ownership in, or the establishment of a usufruct in, registered shares with a nominal value of CHF 0.01 (voting right shares) (Class B Shares) is subject to the approval by the board of directors.

The board of directors may refuse consent for good cause. Good cause shall be deemed to be the refraining of acquirers who operate a competing business with the Company or who have an interest in, are employed by or otherwise work for such a business.

The board of directors may refuse its approval without indication of reasons if the board of directors resolves in the name of the Company to acquire the shares for the account of the Company, certain shareholders or third parties at their real value at the time of the request for approval.

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Die Zustimmung kann überdies verweigert werden, wenn der Erwerber nicht ausdrücklich erklärt, dass er die Aktien im eigenen Namen und auf eigene Rechnung erworben hat, dass keine Vereinbarung über die Rücknahme oder Rückgabe der entsprechenden Aktien besteht, und dass er das mit den Aktien verbundene wirtschaftliche Risiko trägt.

Moreover, consent may be refused if the acquirer does not expressly declare that it has acquired the shares in his own name and for his own account, that there is no agreement on the redemption or the return of corresponding shares and that he bears the economic risk associated with the shares.

Sind die Klasse B Aktien durch Erbgang, Erbteilung, eheliches Güterrecht oder Zwangsvollstreckung erworben worden, so kann der Verwaltungsrat das Gesuch um Zustimmung nur ablehnen, wenn er im Namen der Gesellschaft dem Erwerber die Übernahme der Klasse B Aktien zum wirklichen Wert anbietet. Der wirkliche Wert ist im Verhältnis zum Marktpreis der Klasse A Aktien zu bestimmen.

If the Class B Shares have been acquired by inheritance, division of an estate, matrimonial property law or execution, the board of directors may only refuse the request for approval if it offers to take over the Class B Shares at their real value on behalf of the Company. The real value shall be determined in relation to the market value of the Class A Shares.

III. ORGANISATION DER GESELLSCHAFT

III. ORGANIZATION OF THE COMPANY

A. Generalversammlung

A. General Meeting

Artikel 7 – Befugnisse

Oberstes Organ der Gesellschaft ist die Generalversammlung der Aktionäre. Ihr stehen folgende unübertragbare Befugnisse zu:

1. die Festsetzung und Änderung der Statuten;
2. die Wahl und Abberufung des Präsidenten bzw. der Co-Präsidenten und der übrigen Mitglieder des Verwaltungsrates sowie der Mitglieder des Nominierungs- und Vergütungsausschusses;
3. die Wahl und Abberufung des unabhängigen Stimmrechtsvertreters;
4. die Wahl und Abberufung der Revisionsstelle;
5. die Genehmigung des Geschäfts- bzw. Lageberichtes und der Konzernrechnung;

Article 7 – Powers

The supreme body of the Company is the general meeting. It has the following non-transferable powers:

1. the adoption and amendment of the articles of association;
2. the election and de-selection of the Chairman or the Co-Chairmen, respectively, and the other members of the board of directors and the members of the nomination and compensation committee;
3. the election and de-selection of the independent voting rights representative;
4. the election and de-selection of the statutory auditors;
5. the approval of the annual and management report and the consolidated accounts;

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6. die Genehmigung der Jahresrechnung sowie die Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende;

7. die Festsetzung der Zwischendividende und die Genehmigung des dafür erforderlichen Zwischenabschlusses;

8. die Beschlussfassung über die Rückzahlung der gesetzlichen Kapitalreserve;

9. die Dekotierung der Beteiligungspapiere der Gesellschaft;

10. die Entlastung der Mitglieder des Verwaltungsrates sowie der Geschäftsleitung;

11. die Genehmigung der Vergütungen an den Verwaltungsrat und die Geschäftsleitung und gemäss Art. 21 der Statuten;

12. die Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind.

6. the approval of the annual accounts and the resolution on the allocation of the retained earnings, and in particular the determination of the dividend;

7. the determination of the interim dividend and the approval of the interim financial statements required therefor;

8. the passing of resolutions on the repayment of the statutory capital reserve;

9. the delisting of the Company's equity securities;

10. the discharge of the members of the board of directors and the executive committee;

11. the approval of the compensation of the board of directors and of the executive committee according to Art. 21 of the articles of association; and

12. the adaption of resolutions on matters reserved to the general meeting by law or the articles of association.

Artikel 8 – Einberufung und Traktandierung

Die ordentliche Versammlung findet alljährlich innerhalb sechs Monaten nach Schluss des Geschäftsjahres statt, ausserordentliche Versammlungen werden je nach Bedürfnis einberufen.

Die Einberufung zu einer Generalversammlung erfolgt spätestens 20 Tage vor dem Versammlungstag durch Brief oder elektronische Datenübertragung (inkl. E-Mail) an die im Aktienbuch eingetragenen Aktionäre, Nutznießer und Nominees oder durch Publikation im Schweizerischen Handelsamtsblatt. Die Einberufung erfolgt durch den Verwaltungsrat, nötigenfalls durch die Revisionsstelle. Das Einberufungsrecht steht auch den Liquidatoren und den Vertretern der Anleihensgläubiger zu.

Die Einberufung einer ausserordentlichen Generalversammlung kann auch von einem oder mehreren Aktionären, die zusammen mindestens 5 % des Aktienkapitals oder der Stimmen

Article 8 – Convocation and Agenda

The annual general meeting takes place every year within six months of the end of the financial year, and extraordinary general meetings are convened as and when required.

The convocation to the general meeting shall be made by letter or electronic data transmission (incl. email) to the shareholders, usufructuaries and nominees or by way of announcement in the Swiss Commercial Gazette at least 20 days prior to the date of the meeting. The general meeting is convened by the board of directors or, where necessary, by the statutory auditors. The liquidators and the representatives of bond creditors also have the right to convene general meetings.

The convocation of an extraordinary general meeting may also be requested in writing, indicating the agenda items and the proposals and, in case of elections, the names of the

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vertreten, schriftlich unter Angabe des Verhandlungsgegenstandes und des Antrages, bei Wahlen der Namen der vorgeschlagenen Kandidaten, verlangt werden.

Aktionäre, die zusammen mindestens über 0.5 % des Aktienkapitals oder der Stimmen vertreten, können die Traktandierung eines Verhandlungsgegenstandes verlangen. Dies hat mindestens 60 Tage vor der Versammlung schriftlich unter Angabe der Verhandlungsgegenstände und Anträge zu erfolgen.

In der Einberufung sind bekanntzugeben:

1. das Datum, der Beginn, die Art und der Ort der Generalversammlung;

2. die Verhandlungsgegenstände;

3. die Anträge des Verwaltungsrates mit kurzer Begründung;

4. gegebenenfalls die Anträge der Aktionäre samt kurzer Begründung; und

5. der Name und die Adresse des unabhängigen Stimmrechtsvertreters.

Spätestens 20 Tage vor der ordentlichen Generalversammlung sind der Geschäftsbericht, der Vergütungsbericht und ein allfälliger Revisionsbericht den Aktionären elektronisch zugänglich zu machen. Sofern die Unterlagen nicht elektronisch zugänglich sind, kann jeder Aktionär verlangen, dass ihm rechtzeitig eine Ausfertigung dieser Unterlagen zugestellt wird.

Über Anträge zu nicht gehörig angekündigten Verhandlungsgegenständen können keine Beschlüsse gefasst werden; ausgenommen sind Anträge auf Einberufung einer ausserordentlichen Generalversammlung, auf Durchführung einer Sonderuntersuchung und auf Wahl einer Revisionsstelle infolge Begehrens eines Aktionärs.

nominated candidates, by one or more shareholders together representing at least 5 % of the share capital or the voting rights.

Shareholders, together representing more than 0.5 % of the share capital or the voting rights, may demand that an item be placed on the agenda. Such request must be made in writing at least 60 days prior to the meeting by indicating the agenda items and the proposals.

The notice convening the meeting shall state:

1. the date, the beginning, the type and the place of the general meeting;

2. the agenda items;

3. the motions of the board of directors and a brief statement of the reasons for these motions;

4. if applicable, the motions of the shareholders together with a brief statement of the reasons therefor; and

5. the name and address of the independent proxy.

The annual report, the compensation report and any auditors' report shall be made available electronically for inspection by the shareholders no later than 20 days before the ordinary general meeting. If such documents are not available electronically, any shareholder may request that a copy of these documents be sent to him in due time.

No resolutions may be made on motions relating to agenda items that were not duly notified; exceptions to this are motions to convene an extraordinary general meeting or to carry out a special audit and to appoint an auditor at the request of a shareholder.

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Zur Stellung von Anträgen im Rahmen der Verhandlungsgegenstände und zu Verhandlungen ohne Beschlussfassung bedarf es keiner vorgängigen Ankündigung.

No advance notice is required to propose motions on duly notified agenda items and to debate items without passing resolutions.

Artikel 9 – Universalversammlung

Article 9 – Universal Meeting

Die Eigentümer oder Vertreter sämtlicher Aktien können, falls kein Widerspruch erhoben wird, eine Generalversammlung ohne Einhaltung der für die Einberufung vorgeschriebenen Formvorschriften abhalten.

The owners or representatives of all shares may hold a general meeting without observing the formalities applicable to the convocation of a general meeting, provided that no objection is raised.

In dieser Versammlung kann über alle in den Geschäftskreis der Generalversammlung fallenden Gegenstände gültig verhandelt und Beschluss gefasst werden, solange die Eigentümer oder Vertreter sämtlicher Aktien anwesend sind.

As long as the owners or representatives of all shares are present or represented at such meeting, all items which fall within the competence of the general meeting may validly be discussed and resolved upon.

Artikel 10 – Vorsitz und Protokoll

Article 10 – Chair and Minutes

Den Vorsitz in der Generalversammlung führt der Präsident oder der zuständige Co-Präsident des Verwaltungsrates, in dessen Verhinderungsfalle der Vize-Präsident bzw. der andere Co-Präsident. Ist auch dieser verhindert, so übernimmt ein anderes vom Verwaltungsrat bestimmtes Mitglied desselben den Vorsitz. Ist kein Mitglied des Verwaltungsrates anwesend, wählt die Generalversammlung einen Tagesvorsitzenden.

The Chairman or the responsible Co-Chairman of the board of directors takes the chair of the general meeting, if he is hindered the vice-Chairman or the other Co-Chairman, respectively. If also the latter is hindered, another member of the board of director appointed by the board of directors takes the chair. If no member of the board is present, the general meeting appoints the Chairman of the meeting.

Der Vorsitzende bezeichnet den Protokollführer und die Stimmenzähler, die nicht Aktionäre zu sein brauchen. Das Protokoll ist vom Vorsitzenden und dem Protokollführer zu unterzeichnen.

The Chairman appoints the secretary and the scrutineers, who do not need to be shareholders. The minutes are to be signed by the Chairman and the secretary.

Jeder Aktionär kann verlangen, dass ihm das Protokoll innerhalb von 30 Tagen nach der Generalversammlung zugänglich gemacht wird.

The minutes must be made available at the request of a shareholder within 30 days of the general meeting.

Der Vorsitzende hat sämtliche Leitungsbefugnisse, die für die ordnungsgemässe Durchführung der Generalversammlung nötig sind.

The Chairman shall have all powers and authority necessary to ensure the orderly conduct of the general meeting.

Artikel 11 – Stimmrecht und Vertretung; Unabhängiger Stimmrechtsvertreter

Article 11 – Voting Rights and Representation; Independent Voting Rights Representative

Jede im Aktienbuch der Gesellschaft mit Stimmrecht eingetragene Aktie berechtigt zu

Each share registered in the share register of the Company with voting rights entitles the

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einer Stimme. Vorbehalten bleibt Art. 693 Abs. 3 OR.

Jeder Aktionär kann seine Aktien in der Generalversammlung selbst vertreten oder vertreten lassen durch *(i)* einen Dritten, der nicht Aktionär zu sein braucht, mittels schriftlicher Vollmacht, *(ii)* den gesetzlichen Vertreter, oder *(iii)* den unabhängigen Stimmrechtsvertreter.

Die Generalversammlung kann physisch, an einem oder an mehreren Tagungsorten gleichzeitig, virtuell, oder in einer Kombination davon stattfinden. Ausserdem kann die Generalversammlung auch an einem ausländischen Tagungsort stattfinden.

Der Verwaltungsrat bestimmt die Anforderungen an Vollmachten und Weisungen und kann Vorschriften darüber erlassen.

Die Generalversammlung wählt jedes Jahr einen unabhängigen Stimmrechtsvertreter. Die Amtsdauer endet mit dem Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich. Hat die Gesellschaft keinen von der Generalversammlung gewählten unabhängigen Stimmrechtsvertreter so ernennt der Verwaltungsrat einen solchen für die nächste Generalversammlung.

Artikel 12 – Beschlussfassung

Die Generalversammlung fasst ihre Beschlüsse und vollzieht ihre Wahlen, soweit das Gesetz oder die Statuten es nicht anders bestimmen, mit der Mehrheit der vertretenen Aktienstimmen, unter Ausschluss der Stimmenthaltungen sowie der leeren und ungültigen Stimmen. Bei Stimmengleichheit hat der Vorsitzende einen Stichentscheid.

Der Vorsitzende der Generalversammlung bestimmt das Verfahren der Stimmabgabe (inkl. offene oder geheime Stimmabgabe, schriftliche Stimmabgabe, elektronische Stimmabgabe). Er kann eine Abstimmung oder Wahl jederzeit wiederholen lassen, sofern nach seiner Meinung Zweifel am Abstimmungsergebnis bestehen. In diesem Fall gilt die vorausgegangene Abstimmung oder Wahl als nicht geschehen.

holder to one vote. Art. 693 para. 3 CO remains reserved.

Each shareholder may represent his shares at the general meeting himself or have them represented by *(i)* a third party who do not need to be a shareholder, based on a written power of attorney, *(ii)* its legal representative, or *(iii)* the independent voting rights representative.

The general meeting may be held physically, at one or several locations at the same time, virtually, or as a combination thereof. Additionally, the general meeting may also be held abroad.

The board of directors determines the requirements as to power of attorney and instructions and may issue the respective rules.

The general meeting shall elect each year an independent voting rights representative. The term of office shall end at the completion of the next ordinary general meeting. Re-election is possible. If the Company does not have an independent voting rights representative, the board of directors shall appoint the independent voting rights representative for the next general meeting.

Article 12 – Resolutions

Except where the law or the articles of association provide otherwise, the general meeting passes its resolutions and executes elections with the majority of the share votes represented, excluding the abstentions and the empty and void votes. In the event of a tie, the Chairman has a casting vote.

The Chairman of the general meeting determines the voting procedure (incl. open ballot, secret ballot, in writing, by electronic means). The Chairman may at any time order that a resolution or election be repeated, if he/she considers the vote to be in doubt. The resolution or election previously held shall then be deemed not to have taken place.

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14 Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Stim- men und die Mehrheit der vertretenen Aktien- nennwerte auf sich vereinigt, ist erforderlich für: A resolution of the general meeting passed with a majority of at least two thirds of the votes represented and the majority of the nominal values of shares represented shall be required for: 1. die Änderung des Gesellschaftszweckes; 1. any amendment of the Company's corpo- rate purpose; 2. die Einführung oder Aufhebung von Stimmrechtsaktien; 2. any creation or deletion of voting right shares; 3. die Zusammenlegung von Aktien; 3. the consolidation of shares; 4. die Beschränkung der Übertragbarkeit von Namenaktien und jede Änderung und Auf- hebung einer solchen Beschränkung; 4. any restrictions of the transferability of registered shares and each amendment or the cancelation of such restrictions; 5. die bedingte Kapitalerhöhung oder die Einführung eines Kapitalbands; 5. the introduction of conditional share capi- tal or of a capital band; 6. die Kapitalerhöhung aus Eigenkapital, ge- gen Sacheinlage oder durch Verrechnung mit einer Forderung und die Gewährung von besonderen Vorteilen; 6. any increase of capital against the Compa- ny's equity, against a contribution in kind, or by way of set-off with a debt of the Company as well as the granting of special benefits; 7. den Wechsel der Währung des Aktienkapi- tals; 7. the change of the currency of the share capital; 8. die Umwandlung von Partizipationsschei- nen in Aktien; 8. the conversion of participation certificates into shares; 9. die Einführung einer Statutenbestimmung zur Durchführung der Generalversamm- lung im Ausland; 9. the introduction of a provision in the arti- cles of association regarding the holding of the general meeting abroad; 10. die Einführung des Stichentscheids des Vorsitzenden in der Generalversammlung; 10. the introduction of the casting vote of the chairperson of the general meeting; 11. die Einschränkung oder Aufhebung des Bezugsrechtes; 11. any limitation or withdrawal of subscrip- tion rights; 12. die Verlegung des Sitzes der Gesellschaft; 12. any change of the registered office of the Company; 13. die Auflösung der Gesellschaft; 13. the dissolution of the Company; 14. die Dekotierung der Beteiligungspapiere; und 14. the delisting of the shares; and

15. die Einführung einer statutarischen Schiedsklausel.

Die Beschlussfassung über die Fusion, Spaltung und Umwandlung richtet sich nach den Bestimmungen des Fusionsgesetzes.

Statutenbestimmungen, die für die Fassung bestimmter Beschlüsse grössere Mehrheiten als die vom Gesetz vorgeschriebenen festlegen, können nur mit dem erhöhten Mehr eingeführt und aufgehoben werden.

B. Verwaltungsrat

Artikel 13 – Wahl und Zusammensetzung

Der Verwaltungsrat der Gesellschaft besteht aus mindestens drei Mitgliedern.

Die Mitglieder des Verwaltungsrates, der Präsident bzw. die Co-Präsidenten des Verwaltungsrates und die Mitglieder des Nominierungs- und Vergütungsausschusses werden je einzeln von der Generalversammlung für die Amtsdauer von einem Jahr gewählt, endend nach Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich.

Wird das Amt des Präsidenten vakant, ernennt der Verwaltungsrat für die verbleibende Amtsdauer aus seiner Mitte einen neuen Präsidenten des Verwaltungsrates. Wird das Amt eines Co-Präsidenten des Verwaltungsrates vakant, handelt der andere Co-Präsident als alleiniger Präsident für die verbleibende Amtszeit.

Mit Ausnahme der Wahl des Präsidenten bzw. der Co-Präsidenten und der Wahl der Mitglieder des Nominierungs- und Vergütungsausschusses durch die Generalversammlung, konstituiert sich der Verwaltungsrat selbst.

Der Verwaltungsrat wählt nach Bedarf einen oder mehrere Vizepräsidenten, Delegierte sowie den Sekretär, der nicht Mitglied des Verwaltungsrates sein muss.

Jeder Co-Präsident kann nach aussen einzeln alle Kompetenzen eines Präsidenten ausüben und die Gesellschaft wie ein Präsident unter der Bezeichnung Co-Präsident vertreten.

15. the introduction of a statutory arbitration clause.

The adaption of resolutions on mergers, demergers, and conversions is governed by the provisions of the Swiss Merger Act.

Provisions of the articles of association, which require larger majorities for passing certain resolutions than those provided for by the law, may only be adopted with the proposed majority.

B. Board of Directors

Article 13 – Appointment and Constitution

The board of directors is composed by at least three members.

The members of the board of directors, the Chairman or the Co-Chairmen, respectively, and the members of the nomination and compensation committee are appointed by the general meeting individually and for a term of office of one year, ending at the completion of the next ordinary general meeting. Re-election is possible.

If the office of the Chairman becomes vacant, the board of directors shall appoint a new Chairman, from among its members for the remaining term of office. If the office of a Co-Chairman becomes vacant, the other Co-Chairman shall act as sole Chairman for the remaining term of office.

Except for the election of the Chairman or the Co-Chairmen, respectively, and the members of the nomination and compensation committee by the general meeting, the board of directors constitutes itself on its own.

The board of directors may elect one or several vice-chairmen, directors and a secretary, who need not be a member of the board of directors.

Each Co-Chairman can exercise all competences of a Chairman against the outside and represent the Company like a Chairman under the title Co-Chairman.

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Die Aufgaben des Präsidenten bzw. der Co-Präsidenten sind im Organisationsreglement der Gesellschaft zu regeln. Im Übrigen verständigen sich die Co-Präsidenten über die Erfüllung ihrer Aufgaben.

The duties of the Chairman or of the Co-Chairmen are to be regulated in the organizational regulations of the Company. Otherwise, the Co-Chairmen agree on the execution of their duties.

Bestehen in Bezug auf das Stimmrecht oder die vermögensrechtlichen Ansprüche verschiedene Aktienkategorien, so haben die Aktionäre jeder Aktienkategorie Anspruch auf Vertretung im Verwaltungstrat durch ein Mitglied. Der Verwaltungsrat trifft die notwendigen Anordnungen.

If different share categories exist with regard to voting rights or pecuniary rights, then the shareholders of each share category have the right to be represented on the board of directors by one member. The board of directors issues the instructions.

Artikel 14 – Erstattung von Spesen und Schadloshaltung

Article 14 – Reimbursement of Expenses, Indemnification

Die Mitglieder des Verwaltungsrates haben Anspruch auf Erstattung aller im Interesse der Gesellschaft entstandenen Spesen.

The members of the board of directors shall be entitled to the reimbursement of all expenses incurred in the interest of the Company.

Soweit nicht durch Versicherungen gedeckt oder von Dritten bezahlt, hält die Gesellschaft soweit gesetzlich zulässig, die gegenwärtigen und bisherigen Mitglieder des Verwaltungsrates und der Geschäftsleitung sowie deren Erben, Testamentsvollstrecker und Verwalter aus dem Vermögen der Gesellschaft von allen angedrohten, hängigen, und abgeschlossenen Klagen, Prozessen oder Verfahren – ob zivil-, straf-, verwaltungs- oder untersuchungsrechtlich – schadlos, sowie von allen Kosten, Gebühren, Verlusten, Schäden und Ausgaben, die ihnen oder einem/einer von ihnen, ihren Erben, Testamentsvollstreckern oder Verwaltern durch oder aufgrund von tatsächlichen oder vermeintlichen Handlungen, Zustimmungen oder Unterlassungen im Zusammenhang mit der Ausübung ihrer Pflicht oder vermeintlichen Pflicht oder aufgrund der Tatsache, dass er/sie ein Mitglied des Verwaltungsrates oder der Geschäftsleitung der Gesellschaft oder des Verwaltungsrates (oder eines gleichwertigen Gesellschaftsorgans) oder der Geschäftsleitung einer ihrer Konzerngesellschaften ist oder war, oder dass er/sie während seiner/ihrer Tätigkeit als Mitglied des Verwaltungsrates oder der Geschäftsleitung der Gesellschaft, auf Ersuchen der Gesellschaft, als Mitglied des Verwaltungsrates oder der Geschäftsleitung, An-

To the extent not included in insurance coverage or paid by third parties, the Company shall indemnify and hold harmless, to the extent permitted by law, the existing and former members of the board of directors, the executive committee, and their heirs, executors and administrators, out of the assets of the Company from and against all threatened, pending or completed actions, suits or proceedings – whether civil, criminal, administrative or investigative – and all costs, charges, losses, damages, and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any actual or alleged actions, consents or omissions in or about the execution of their duty, or alleged duty, or by reason of the fact that he/she is or was a member of the board of directors or executive committee of the Company or the board of directors (or equivalent corporate body) or the management of one of its subsidiaries, or, while serving as a member of the board of directors or executive committee of the Company, is or was serving at the request of the Company as a director, member of the executive committee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; provided, however, that this indemnity shall not extend to any matter in which any of said persons is found, in

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gestellter oder Beauftragter einer anderen Kapitalgesellschaft, Personengesellschaft, eines Joint Ventures, eines Trusts oder eines anderen Unternehmens tätig ist oder war, entstanden sind, entstehen oder entstehen könnten, jedoch unter der Voraussetzung, dass sich diese Schadloshaltung nicht auf eine Angelegenheit erstreckt, in der eine der genannten Personen gemäss einem rechtskräftigen Urteil oder Beschluss eines Gerichts oder einer zuständigen Regierungs- oder Verwaltungsbehörde, gegen den kein Rechtsmittel eingelegt werden kann, eine vorsätzliche oder grobfahrlässige Verletzung ihrer gesetzlichen Pflichten als Mitglied des Verwaltungsrates oder der Geschäftsleitung begangen hat.

a final judgment or decree of a court or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of his statutory duties as a member of the board of directors or executive committee.

Ohne den vorstehenden Absatz 2 dieses Art 14 einzuschränken, hat die Gesellschaft den gegenwärtigen und ehemaligen Mitgliedern des Verwaltungsrates und der Geschäftsleitung die Kosten und Auslagen zu erstatten, die nach diesem Artikel erstattungsfähig sind, soweit sie nicht durch Versicherungen gedeckt sind oder von Dritten vorab erstattet werden. Die Gesellschaft kann jedoch diese vorausbezahlten Kosten zurückfordern, wenn eine der genannten Personen in einem rechtskräftigen Urteil oder Beschluss eines Gerichts oder einer zuständigen Regierungs- oder Verwaltungsbehörde, gegen das kein Rechtsmittel eingelegt werden kann, wegen vorsätzlicher oder grobfahrlässiger Verletzung ihrer gesetzlichen Pflichten als Mitglied des Verwaltungsrates oder der Geschäftsleitung verurteilt wird.

Without limiting the foregoing paragraph 2 of this Art. 14, the Company shall advance costs and expenses indemnifiable thereunder to the existing and former members of the board of directors and executive committee to the extent not included in insurance coverage or advanced by third parties. The Company may however recover such advanced costs if any of said persons is found, in a final judgment or decree of a court or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of his statutory duties as a member of the board of directors or executive committee.

Artikel 15 – Sitzungen und Beschlussfassung

Sofern das Organisationsreglement nichts Anderes vorsieht, ist der Verwaltungsrat nur beschlussfähig, sofern die Mehrheit seiner Mitglieder anwesend ist oder sich an einer per Telefon, Videokonferenz oder mittels anderer Mittel der elektronischen Datenübertragung durchgeführten Diskussion und Beschlussfassung mit oder ohne Sitzungsort beteiligt. Dieses Quorum ist nicht notwendig für die Feststellung der Kapitalerhöhung und die zugehörige Statutenänderung sowie für diejenigen Beschlüsse des Verwaltungsrats, die der öffentlichen Beurkundung bedürfen.

Article 15 – Meetings and Resolutions

Unless the organizational regulations provide otherwise, the board of directors may only pass resolutions if the majority of its members are present or attending the discussion and resolution with or without a meeting place by phone, videoconference or other means of electronic data transmission. Such quorum is not necessary for the implementation of a capital increase and the related amendment to the articles of association or for resolutions of the board of directors that have to be officially authenticated.

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Verwaltungsratssitzungen werden vom Präsidenten bzw. vom zuständigen Co-Präsidenten einberufen und bei dessen Verhinderung durch den Vize-Präsidenten bzw. den anderen Co-Präsidenten. Jedes Mitglied des Verwaltungsrates kann unter Angabe der Gründe vom Präsidenten bzw. vom zuständigen Co-Präsidenten die unverzügliche Einberufung einer Sitzung verlangen.

The meetings of the board of directors are convened by the Chairman or by the responsible Co-Chairman, respectively, and, if he/she is hindered, by the vice-Chairman or the other Co-Chairman. Each member of the board of directors may by indicating the reasons request that the Chairman or the responsible Co-Chairman immediately convenes a meeting without delay.

Sofern das Organisationsreglement nichts Anderes vorsieht, fasst der Verwaltungsrat seine Beschlüsse mit der Mehrheit der abgegebenen Stimmen. Der Präsident bzw. der zuständige Co-Präsident hat einen Stichentscheid.

Unless the organizational regulations provide otherwise, the board of directors passes its resolutions with the majority of the votes casted. The Chairman or the responsible Co-Chairman, respectively, has a casting vote.

Beschlüsse können auch schriftlich oder mittels elektronischer Datenübertragung (inkl. E-Mail) zu einem gestellten Antrag gefasst werden, sofern nicht ein Mitglied die mündliche Beratung verlangt. Im Falle der Beschlussfassung auf elektronischem Weg ist keine Unterschrift erforderlich.

Resolutions may also be passed in writing or by means of electronic data transmission (incl. email), if no member requests an oral discussion. In the event of resolutions being passed electronically, no signature shall be required.

Über die Verhandlungen und Beschlüsse ist ein Protokoll zu führen, das vom Präsidenten bzw. vom zuständigen Co-Präsidenten und einem Protokollführer unterzeichnet wird.

The meetings and resolutions shall be recorded in minutes, which are to be signed by the Chairman or the responsible Co-Chairman, respectively, and the minute taker.

Der Verwaltungsrat regelt im Organisationsreglement die Einzelheiten zur Beschlussfähigkeit, Beschlussfassung und Geschäftsführung

The board of directors shall regulate the details of the attendance quorum, the adaption of resolutions and the management in the organizational regulations.

Artikel 16 – Recht auf Auskunft und Einsicht

Article 16 – Information and Inspection Rights

Jedes Mitglied des Verwaltungsrates kann Auskunft über alle Angelegenheiten der Gesellschaft verlangen.

Each member of the board of directors may request information on all matters of the Company.

In den Sitzungen sind alle Mitglieder des Verwaltungsrates und der Geschäftsleitung zur Auskunft verpflichtet.

At the meetings, all members of the board of directors and executive committee are obliged to provide information.

Ausserhalb der Sitzungen kann jedes Mitglied von den mit der Geschäftsführung betrauten Personen Auskunft über den Geschäftsgang und, mit Ermächtigung des Präsidenten bzw. des zuständigen Co-Präsidenten, auch über einzelne Geschäfte verlangen.

Outside of the meetings, each member may request from the persons entrusted with the management information on the business, and, with the authorization of the Chairman or the responsible Co-Chairman, respectively, also on individual transactions.

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Soweit es für die Erfüllung einer Aufgabe erforderlich ist, kann jedes Mitglied beim Präsidenten bzw. beim zuständigen Co-Präsidenten beantragen, dass ihm Bücher und Akten vorgelegt werden.

As far as necessary for the fulfilment of a duty, each member may request from the Chairman or the responsible Co-Chairman, respectively, that he/she is granted access to the books and records.

Weist der Präsident bzw. der zuständige Co-Präsident ein Gesuch auf Auskunft, Anhörung oder Einsicht ab, so entscheidet der Verwaltungsrat.

If the Chairman or the responsible Co-Chairman, respectively, rejects an information, hearing or inspection request, then the entire board of directors resolves on it.

Regelungen oder Beschlüsse des Verwaltungsrates, die das Recht auf Auskunft und Einsichtnahme der Verwaltungsräte erweitern, bleiben vorbehalten.

Regulations and resolutions of the board of directors, which broaden the information and inspection rights of the members of the board of directors, remain reserved.

Artikel 17 – Aufgaben

Der Verwaltungsrat kann in allen Angelegenheiten Beschluss fassen, die nicht nach Gesetz, Statuten oder Organisations-reglement der Generalversammlung oder einem anderen Gesellschaftsorgan übertragen oder vorbehalten sind.

Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:

1. die Oberleitung der Gesellschaft und die Erteilung der nötigen Weisungen;
2. die Festlegung der Organisation;
3. Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie der Finanzplanung;
4. die Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen;
5. die Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;
6. die Erstellung des Geschäfts- bzw. Lageberichtes, des Vergütungsberichts sowie die Vorbereitung der Generalversammlung und die Ausführung ihrer Beschlüsse;

Article 17 – Tasks

The board of directors may pass resolutions on all matters, which are not delegated or reserved to the general meeting or other corporate bodies of the Company by law, by the articles of association or the organizational regulations.

The board of directors has the following non-transferable and inalienable duties:

1. the overall management of the Company and the issuing of all necessary directives;
2. determination of the Company's organisation;
3. the organization of the Company's accounting, financial control and financial planning systems;
4. the appointment and dismissal of persons entrusted with managing and representing the Company;
5. overall supervision of the persons entrusted with managing, in particular with regard to compliance with the law, the articles of association, operational regulations and directives;
6. compilation of the annual and management report, compensation report and preparation for the general meeting and implementation of its resolutions;

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7. die Einreichung eines Gesuches um Nachlassstundung und Benachrichtigung des Gerichts im Falle der Überschuldung.

Der Verwaltungsrat kann die Vorbereitung und die Ausführung seiner Beschlüsse oder die Überwachung von Geschäften Ausschüssen oder einzelnen Mitgliedern zuweisen. Er hat für eine angemessene Berichterstattung an seine Mitglieder zu sorgen.

Artikel 18 – Übertragung der Geschäftsführung und der Vertretung

Der Verwaltungsrat kann die Geschäftsführung nach Massgabe eines Organisationsreglements ganz oder zum Teil an einzelne Mitglieder oder an Dritte übertragen.

Das Organisationsreglement ordnet die Geschäftsführung, bestimmt die hierfür erforderlichen Stellen, umschreibt deren Aufgaben und regelt insbesondere die Berichterstattung.

Soweit die Geschäftsführung nicht übertragen worden ist, steht sie allen Mitgliedern des Verwaltungsrates gesamthaft zu.

Artikel 19 – Nominierungs- und Vergütungsausschuss

Der Nominierungs- und Vergütungsausschuss besteht aus mindestens drei Mitgliedern des Verwaltungsrates.

Die Mitglieder des Nominierungs- und Vergütungsausschusses werden je einzeln jährlich durch die Generalversammlung gewählt. Die Amtsdauer endet nach Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich.

Bei Vakanzen kann der Verwaltungsrat aus seiner Mitte Ersatzmitglieder für eine Amtsdauer bis zum Abschluss der nächsten ordentlichen Generalversammlung ernennen.

7. filing of a moratorium request and notification of the court in the event of the Company's over-indebtedness.

The board of directors may assign the preparation and execution of its resolutions or the supervision of transactions to committees or individual members. It shall ensure appropriate reporting to its members.

Article 18 – Delegation of Management and Representation

The board of directors may delegate the management of the Company entirely or in part to individual members or to third parties in accordance with organizational regulations.

The organizational regulations shall regulate the management of the Company, determine the offices required for this purpose, define their duties and, in particular, regulate the reporting.

Where the management of the Company's business has not been delegated, it is the responsibility of all the members of the board of directors.

Article 19 – Nomination and Compensation Committee

The nomination and compensation committee shall consist of at least three members of the board of directors.

The members of the nomination and compensation committee shall be elected individually and annually by the general meeting. The term of office ends at completion of the next ordinary general meeting. Re-election is possible.

If there are vacancies, the board of directors may appoint substitute members from among its members for a term of office extending until completion of the next ordinary General Meeting.

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Der Vorsitzende des Nominierungs- und Vergütungsausschusses wird vom Verwaltungsrat bestimmt.

Der Nominierungs- und Vergütungsausschuss hat folgende Aufgaben und Zuständigkeiten:

1. Vorbereitung und periodische Überarbeitung des Vergütungssystems und der Leistungskriterien im Bereich Vergütung;

2. Periodische Überprüfung der Umsetzung derselben sowie diesbezügliche Antragsstellung und Abgabe von Empfehlungen an den Verwaltungsrat; und

3. Vorbereitung aller relevanten Entscheide des Verwaltungsrates betreffend die Vergütung der Mitglieder des Verwaltungsrates und der Geschäftsleitung sowie diesbezügliche Antragsstellung und Abgabe von Empfehlungen an den Verwaltungsrat.

Die Organisation, Arbeitsweise und Berichterstattung des Nominierungs- und Vergütungsausschusses werden vom Verwaltungsrat in einem Reglement, welches Teil des Organisationsreglements sein kann, geregelt.

Der Verwaltungsrat kann dem Nominierungs- und Vergütungsausschuss weitere Aufgaben zuweisen.

Artikel 20 – Allgemeine Grundsätze der Vergütung des Verwaltungsrates und der Geschäftsleitung

Die Vergütung der Mitglieder des Verwaltungsrates kann aus fixen und variablen Vergütungselementen bestehen. Bei der Gesamtvergütung wird die Position und die Verantwortung des Empfängers beachtet.

Die Vergütung der Mitglieder der Geschäftsleitung kann aus fixen und variablen Vergütungselementen bestehen. Die fixe Vergütung besteht aus einem Basissalär und weiteren Vergütungselementen. Die variable Vergütung kann von der Erreichung von spezifischen Leistungszielen abhängig gemacht werden. Bei der Gesamtvergütung wird die Position

The Chairman of the nomination and compensation committee shall be appointed by the board of directors.

The nomination and compensation committee has the following duties and powers:

1. Preparation and periodical review of the compensation system and performance criteria relating to compensation;

2. Periodic review of their implementation as well as submitting related motions and recommendations to the board of directors; and

3. Preparation of all relevant resolutions of the board of directors on the compensation of the members of the board of directors and of the executive committee as well as submitting related motions and recommendations to the board of directors.

The organisation, functioning and reporting of the nomination and compensation committee shall be regulated by the board of directors in regulations, which may be part of the organizational regulations.

The board of directors may delegate further tasks to the nomination and compensation committee.

Article 20 – General Principles of the Compensation of the Board of Directors and the Executive Committee

The compensation of the members of the board of directors may consist of fixed and variable compensation elements. Total compensation shall take into account the position and level of responsibility of the recipient.

The compensation of the members of the executive committee may consist of fixed and variable compensation elements. Fixed compensation comprises the base salary and may consist of other compensation elements. Variable compensation may take into account the achievement of specific performance targets. Total compensation shall take into account the

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und die Verantwortung des Empfängers beachtet.

Bei den Leistungszielen kann es sich um individuelle Ziele, um Ziele der Gesellschaft, des Konzerns oder von Teilen davon oder um Ziele in Bezug auf den Markt, andere Unternehmen oder vergleichbare Vergleichswerte handeln, wobei die Position und die Verantwortungsstufe des Empfängers berücksichtigt werden. Der Verwaltungsrat oder, soweit an ihn delegiert, der Nominierungs- und Vergütungsausschuss legt das relative Gewicht der Leistungsziele und die jeweiligen Zielwerte fest.

Die Vergütung kann in Form von Bargeld, Aktien, Optionen oder anderen aktienbasierten Instrumenten oder Einheiten oder in Form von anderen Arten von Leistungen ausgerichtet werden. Der Verwaltungsrat oder, soweit an diesen delegiert, der Nominierungs- und Vergütungsausschuss legt die Zuteilung-, Vesting-, Ausübungs-, Beschränkungs- und Verfallsbedingungen und -fristen fest. Diese können vorsehen, dass aufgrund im Voraus bestimmter Ereignisse, wie eines Kontrollwechsels oder der Beendigung eines Arbeits- oder Mandatsvertrages, Vesting- und/oder Ausübungsbedingungen und -fristen weitergelten, verkürzt oder aufgehoben werden, sowie Vergütungen unter Annahme der Erreichung der Zielwerte ausgerichtet werden oder Vergütungen verfallen. Die Gesellschaft kann die erforderlichen Aktien am Markt erwerben oder aus dem Bestand eigener Aktien oder unter Verwendung von bedingtem Kapital oder des Kapitalbands bereitstellen.

Die Entschädigung kann von der Gesellschaft oder von ihr kontrollierten Unternehmen geleistet werden.

Artikel 21 – Genehmigung der maximalen Gesamtbeträge der Vergütungen des Verwaltungsrates und der Geschäftsleitung

Die Generalversammlung stimmt jährlich wie folgt gesondert über die Genehmigung der Anträge des Verwaltungsrates zum Gesamtbetrag der Vergütungen ab:

position and level of responsibility of the recipient.

The performance targets may include individual targets, targets of the Company, group or parts thereof or targets in relation to the market, other companies or comparable benchmarks, taking into account the position and level of responsibility of the recipient. The board of directors or, to the extent delegated to it, the nomination and compensation committee shall determine the relative weight of the performance targets and the respective target values.

Compensation may be paid in the form of cash, shares, options or other share-based instruments or units, or in the form of other types of benefits. The board of directors or, to the extent delegated to it, the nomination and compensation committee shall determine grant, vesting, exercise, restriction and forfeiture conditions and periods. They may provide for continuation, acceleration or removal of vesting and/or exercise conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change of control or termination of an employment or mandate agreement. The Company may procure the required shares through purchases in the market, from treasury shares or by using conditional share capital or the capital band.

Compensation may be paid by the Company or companies controlled by it.

Article 21 – Approval of the maximum Compensation of the Board of Directors and the Executive Committee

The general meeting shall resolve annually and separately on the approval of the proposals of the board of directors in relation to the aggregate compensation amounts as follows:

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1. des Verwaltungsrates für die Dauer bis zum Abschluss der nächsten ordentlichen Generalversammlung; und

2. der Geschäftsleitung für das kommende Geschäftsjahr.

Der Verwaltungsrat kann den jeweiligen maximalen Gesamtbetrag in einen maximalen Gesamtbetrag für fixe und für variable Vergütungen unterteilen und die entsprechenden Anträge der Generalversammlung separat zur Genehmigung vorlegen.

Verweigert die Generalversammlung die Genehmigung, kann der Verwaltungsrat einen neuen Antrag an derselben oder an einer nachfolgenden Generalversammlung stellen und die Gesellschaft oder ihre Konzerngesellschaften darf Vergütungen unter dem Vorbehalt der nachträglichen Genehmigung durch die Generalversammlung ausrichten.

Artikel 22 – Zusatzbetrag für die Geschäftsleitung

Reicht der von der Generalversammlung bereits genehmigte maximale Gesamtbetrag der Vergütungen nicht aus, um auch die Vergütungen einer oder mehrerer Personen abzudecken, die nach der Genehmigung der Vergütungen der Geschäftsleitung durch die Generalversammlung für die betreffende Periode Mitglied der Geschäftsleitung werden, so ist die Gesellschaft oder von ihr kontrollierte Gesellschaften ermächtigt, diesen Mitgliedern während der bereits genehmigten Vergütungsperiode(n) einen Zusatzbetrag zu bezahlen.

Die Vergütung eines Mitglieds der Geschäftsleitung, welches nach dem Zeitpunkt der Generalversammlung innerhalb der Geschäftsleitung befördert wird, wird an der nächsten Generalversammlung genehmigt, sofern und soweit der bereits genehmigte maximale Gesamtbetrag nicht ausreicht.

Der Zusatzbetrag darf je Vergütungsperiode 40 % des Gesamtbetrages des zuletzt von der

1. of the board of directors for the period until the completion of the next annual general meeting; and

2. of the executive committee for the coming business year.

The board of directors may divide the respective maximum aggregate amount into a maximum aggregate amount for fixed and for variable compensation and submit the respective proposals to the general meeting separately for approval.

If the general meeting refuses the approval, the board of directors may submit a new proposal at the same or a subsequent general meeting and the Company or its group companies may pay out compensations subject to the subsequent approval by the general meeting.

Article 22 – Supplementary Amount for the Executive Committee

If the maximum aggregate amount of compensation already approved by the general meeting is not sufficient to also cover the compensation of one or more persons who become members of the executive committee after the general meeting has approved the compensation of the executive committee for the relevant period, then the Company or companies controlled by it shall be authorized to pay such member(s) a supplementary amount during the compensation period(s) already approved.

If and to the extent that the approved maximum total amount is not sufficient for the remuneration of a member of the executive committee who is promoted within the executive committee after the date of the general meeting, the amount shall be approved at the next general meeting.

The supplementary amount per compensation period shall not exceed 40 % of the maximum aggregate amount of compensation of the executive committee last approved.

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Generalversammlung genehmigten maximalen Gesamtbetrages der Vergütung der Geschäftsleitung nicht übersteigen.

Artikel 23 – Mandate ausserhalb der Gruppe

Die Anzahl der Mandate von Mitgliedern des Verwaltungsrates oder der Geschäftsleitung in vergleichbaren Funktionen bei anderen Unternehmen mit wirtschaftlichem Zweck ausserhalb des Konzerns, ist beschränkt:

1. auf 15 Mandate, davon nicht mehr als 5 in börsenkotierten Unternehmen für Mitglieder des Verwaltungsrates; und

2. auf 10 Mandate, davon nicht mehr als 2 in einer börsenkotierten Gesellschaft für Mitglieder der Geschäftsleitung.

Mandate in verschiedenen juristischen Personen, die demselben Konzern angehören oder für denselben Konzern tätig sind, gelten als ein Mandat.

Mandate, die ein Mitglied des Verwaltungsrates oder der Geschäftsleitung in Ausübung dieser Funktion auf Anordnung der Gesellschaft oder einer ihrer Konzerngesellschaften in vergleichbarer Funktion bei Unternehmen ausserhalb der On Gruppe wahrnimmt, unterliegen nicht der oben genannten Beschränkung. Kein Mitglied des Verwaltungsrates oder der Geschäftsleitung darf mehr als 15 solche Mandate wahrnehmen.

Mandate, die ein Mitglied des Verwaltungsrates oder der Geschäftsleitung in vergleichbarer Funktion bei Vereinen, gemeinnützigen Organisationen, Familienstiftungen und Stiftungen, Trusts, sowie Personalfürsorgestiftungen ohne wirtschaftlichen Zweck ausübt, unterliegen nicht den oben genannten Beschränkungen. Kein Mitglied des Verwaltungsrates oder der Geschäftsleitung darf mehr als 15 solche Mandate wahrnehmen.
Die Annahme durch Mitglieder des Verwaltungsrates oder der Geschäftsleitung von Mandaten in vergleichbarer Funktion in Unternehmen mit wirtschaftlichem Zweck ausserhalb des Konzerns erfordert die vorgängige

Article 23 – Mandates outside of the Group

The number of mandates for members of the board of directors or of the executive committee in comparable functions at other companies with an economic purpose outside the group is limited:

1. for members of the board of directors, to 15 mandates, of which no more than 5 in listed companies; and

2. for members of the executive committee, to 10 mandates, of which no more than 2 in a listed company.

Mandates in different legal entities being part of the same group or for the same group are deemed to be one mandate.

Mandates by members of the board of directors or of the executive committee in comparable functions at other companies with an economic purpose outside the On Group held by instruction of the Company or one of its group companies are not subject to the above restriction. No member of the board of directors or the executive committee shall hold more than 15 such mandates.

Mandates by members of the board of directors or of the executive committee in comparable functions of associations, charitable organizations, family trusts and foundations, trust and employees' benefit foundations without an economic purpose are not subject to the above limitations. No member of the board of directors or the executive committee shall hold more than 15 such mandates.

The acceptance of mandates by members of the board of directors or of the executive committee in comparable functions at other companies with an economic purpose outside the On Group requires the prior approval of the

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Genehmigung des Verwaltungsrates oder, sofern an diesen delegiert, des Nominierungs- und Vergütungsausschusses.

Mitglieder des Verwaltungsrates oder der Geschäftsleitung, welche im Zeitpunkt ihrer Wahl bei der Gesellschaft oder welche durch die Annahme eines Mandates bei einer Rechtseinheit ausserhalb der On Gruppe, die Anforderung dieses Artikels nicht oder nicht mehr erfüllen, haben bis zum ordentlichen Rücktrittsdatum eines überzähligen Mandates, längstes aber innert zwölf Monaten seit dieser Wahl oder Annahme, ihre Anzahl Mandate auf das erlaubte Mass zu reduzieren. Während dieser Zeit sind sie Mitglied des Verwaltungsrates oder der Geschäftsleitung mit allen Rechten und Pflichten.

Artikel 24 – Verträge über die Vergütung

Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit Mitgliedern des Verwaltungsrates Verträge über deren Vergütung abschliessen. Die Dauer und Beendigung richtet sich nach der Amtsdauer und dem Gesetz.

Die Gesellschaft oder von ihr kontrollierte Unternehmen können mit Mitgliedern der Geschäftsleitung befristete oder unbefristete Arbeitsverträge abschliessen. Befristete Verträge haben eine Höchstdauer von einem Jahr. Eine Erneuerung ist möglich. Unbefristete Verträge haben eine Kündigungsfrist von maximal zwölf Monaten.

Vereinbaren die Gesellschaft oder von ihr kontrollierte Gesellschaften ein nachvertragliches Konkurrenzverbot mit Mitgliedern des Verwaltungsrates oder der Geschäftsleitung für die Zeit nach Beendigung des Arbeitsverhältnisses, so darf die Entschädigung für ein solches Konkurrenzverbot den Durchschnitt der Vergütungen der letzten drei Geschäftsjahre nicht übersteigen.

board of directors or, if delegated to it, of the nomination and compensation committee.

Members of the board of directors or of the executive committee who, at the time of their election by the Company or who, by accepting a mandate with a legal entity outside the On Group, do not or no longer fulfill the requirements of this article, shall reduce their number of mandates to the permitted level until the ordinary resignation date of a surplus mandate, but at the latest within twelve months of such election or acceptance, during which time they shall remain a member of the board of directors or of the executive committee with all rights and duties.

Article 24 – Agreement on the Compensation

The Company or companies controlled by it may enter into agreements with members of the board of directors relating to their compensation. The duration and termination are subject to the term of office and the law.

The Company or companies controlled by it may enter into employment agreements with members of the executive committee for a fixed term or for an indefinite term. Fixed term agreements may have a maximum duration of one year. Renewal is possible. Agreements for an indefinite term shall have a notice period of maximum twelve months.

If the Company or companies controlled by it enter into non-compete agreements with members of the board of directors or the executive committee for the time after termination of employment, the consideration paid for such non-compete agreements shall pro rata not exceed the average of the remunerations of the last three business years.

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Artikel 25 – Darlehen und Kredite

Den Mitgliedern des Verwaltungsrates und der Geschäftsleitung können Darlehen und Kredite in der maximalen Höhe von CHF 1'000'000 und nur zur marktüblichen Bedingungen gewährleistet werden.

Artikel 26 – Vorsorgeleistungen

Die Gesellschaft oder von ihr kontrollierte Gesellschaften können den Mitgliedern des Verwaltungsrates und der Geschäftsleitung über die berufliche Vorsorge hinausgehende Vorsorgeleistungen gewähren, welche die zuletzt ausbezahlte jährliche Vergütung des jeweiligen Mitglieds des Verwaltungsrates oder der Geschäftsleitung nicht übersteigen.

C. Revisionsstelle

Artikel 27 – Revision

Die Generalversammlung wählt jährlich ein staatlich beaufsichtigtes Revisionsunternehmen im Sinne des Revisionsaufsichtsgesetzes (in der jeweils gültigen Fassung) als Revisionsstelle für eine Amtsdauer von einem Jahr bis zum Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich.

Die Revisionsstelle hat die ihr gesetzlich zugewiesenen Befugnisse und Pflichten.

IV. RECHNUNGSABSCHLUSS UND GEWINNVERTEILUNG

Artikel 28 – Geschäftsjahr und Buchführung

Das Geschäftsjahr wird vom Verwaltungsrat festgelegt.

Die Rechnungslegung erfolgt nach Massgabe der anwendbaren gesetzlichen Vorschriften sowie des anwendbaren Standards zur Rechnungslegung.

Article 25 – Loans and Credits

The members of the board of directors and the executive committee may be granted loans and credits up to a maximum amount of CHF 1,000,000 and only at arm's length conditions.

Article 26 – Post-Retirement Benefits

The Company or companies controlled by it may grant to members of the board of directors and the executive committee post-retirement benefits beyond the occupational benefit schemes, which do not exceed the annual compensation of the respective member of the board of directors or the executive committee last paid.

C. Statutory Auditors

Article 27 – Audit

The general meeting shall annually elect a state-supervised auditing company within the meaning of the Audit Supervision Act (as amended from time to time) as statutory auditors for a term of office of one year until the completion of the next ordinary general meeting. Re-election is possible.

The statutory auditors have the powers and duties assigned to them by law.

IV. FINANCIAL REPORTING AND PROFITS DISTRIBUTION

Article 28 – Business Year and Financial Statements

The fiscal year is determined by the board of directors.

The financial statements are prepared in accordance with the applicable legal requirements and the applicable accounting standards.

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Artikel 29 – Reserven und Gewinnverwendung

Die Generalversammlung beschliesst im Rahmen der zwingenden gesetzlichen Bestimmungen über die Verwendung des Bilanzgewinns.

Neben den gesetzlichen Reserven kann die Generalversammlung weitere Reserven bilden.

Dividenden, die nicht innerhalb von fünf Jahren nach ihrer Fälligkeit bezogen worden sind, verfallen zugunsten der Gesellschaft.

Artikel 30 – Auflösung und Liquidation

Die Auflösung der Gesellschaft kann durch einen Beschluss der Generalversammlung, über den eine öffentliche Urkunde zu errichten ist, erfolgen.

Die Liquidation wird durch den Verwaltungsrat besorgt, falls sie nicht durch einen Beschluss der Generalversammlung anderen Personen übertragen wird. Die Liquidation erfolgt gemäss Art. 742 ff. OR.

Das Vermögen der aufgelösten Gesellschaft wird nach Tilgung ihrer Schulden nach Massgabe der einbezahlten Beträge unter die Aktionäre verteilt.

V. BENACHRICHTIGUNG

Artikel 31 – Mitteilungen und Bekannt-machungen

Mitteilungen an die Aktionäre erfolgen per Brief oder E-Mail an die im Aktienbuch eingetragene Adresse bzw. an die letzte der Gesellschaft bekanntgegebene E-Mail-Adresse oder mittels Publikation im Schweizerischen Handelsamtsblatt.

Publikationsorgan der Gesellschaft ist das Schweizerische Handelsamtsblatt.

Article 29 – Reserves and Appropriation of Profit

The general meeting shall resolve on the allocation of the profit as shown on the balance sheet in accordance with applicable law.

In addition to the reserves required by law, the general meeting may create other reserves.

Dividends that have not been collected within five years after their payment date shall inure to the Company.

Article 30 – Dissolution and Liquidation

The dissolution of the Company may be effected by a resolution of the general meeting, on which a public deed shall be drawn up.

Liquidation shall be carried out by the board of directors, unless it is assigned to other persons by a resolution of the general meeting. The liquidation shall be carried out in accordance with Art. 742 et seqq. CO.

The assets of the dissolved Company shall be distributed among the shareholders after repayment of its debts in proportion to the amounts paid in.

V. NOTIFICATION

Article 31 – Notices and Announcements

Notices to shareholders shall be made by letter or email to the addresses recorded in the share register or to the last address communicated to the Company or by publication in the Swiss Official Gazette of Commerce (SOGC).

The official means of publication of the Company shall be the Swiss Official Gazette of Commerce.

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Artikel 32 – Sacheinlage und Sachübernahme

Die Gesellschaft übernimmt bei der Kapitalerhöhung vom 20. Januar 2020 gemäss Sacheinlage- und Sachübernahmevertrag vom 20. Januar 2020 von Thilo Brunner, von Hemberg, in Zürich, und Jörg Mettler, von Hemberg, in Niederlenz, sämtliche Stammanteile mit einem Nennwert von je CHF 1'000 der Brunner Mettler GmbH, Zürich, im Wert von mindestens und zum Preis von CHF 929'660, wofür die Einleger insgesamt 366 neue Namenaktien der Gesellschaft mit einem Nennwert von je CHF 10 erhalten sowie CHF 926'000 in bar.

Article 32 – Contribution in Kind and Acquisition in Kind

In the course of the capital increase on January 20, 2020 and pursuant to agreement related to the contribution in kind and acquisition in kind dated January 20, 2020, the Company acquires from Thilo Brunner, from Hemberg, in Zurich, and Jörg Mettler, from Hemberg, in Niederlenz, all quotas with a nominal value of CHF 1,000.-- each in Brunner Mettler GmbH, Zurich, with a value of at least and at a price of CHF 929,660.--, for which the contributors receive a total of 366 new registered shares in the Company with a nominal value of CHF 10.-- each, as well as CHF 926,000.-- in cash.

* * * * *

Die englische Fassung der Statuten ist eine Übersetzung des deutschen Originaltextes und ist rechtlich nicht verbindlich.

The English version of the articles of association is a translation of the German original and shall not have legal binding effect.

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